WORLD FUNDS TRUST
ADMINISTRATIVE SERVICES AGREEMENT
SIM Funds

WHEREAS, the World Funds Trust (the “Trust”) is engaged in business as an open- end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Trust desires to compensate Secure Investment Management, LLC (“Adviser”) to provide the services described herein to clients (the “Clients”) who from time to time beneficially own shares of beneficial interest (the “Shares”) of any series and class of the Trust listed in Schedule A to this Administrative Services Agreement (each a “Fund,” and collectively, the “Funds”); and

WHEREAS, the Board of Trustees of the Trust (the “Trustees” or the “Board”) have determined, in the exercise of reasonable business judgment and in light of its fiduciary duties, that there is a reasonable likelihood that this Administrative Services Agreement (the “Agreement”) will benefit the Funds and the Clients owning the Shares of such Funds;

NOW, THEREFORE, the Trustees hereby set forth the terms and conditions under which the Trust may compensate the Adviser for providing shareholder services as described herein.

Section 1.   The Trust has adopted this Agreement to enable the Trust to directly or indirectly bear expenses relating to the provision of certain shareholder services to certain series and classes of the Trust, as listed in Schedule A to this Agreement.

Section 2.   The Trust (on behalf of the Funds) will pay the Adviser a fee, up to the amount specified in Schedule A to this Agreement, with respect to the average daily net asset value of shares owned of record or beneficially by clients with whom the Adviser has a service relationship for shareholder services. Services for which this fee may be paid include, but are not limited to: (i) assisting customers with processing shareholder orders; (ii) answering questions and handling correspondence for individual accounts; (iii) meeting periodically with customers to discuss their investments in the various Funds in light of the risk tolerances and assisting in the allocation of assets among the Funds and (iv) assisting the coordination and provision of services to the Funds by the Funds’ other service providers. The fees payable under this Agreement are separate and distinct from the fees payable to the Adviser under the Advisory Agreement with the Trust on behalf of the Funds.

Section 3.   This Agreement shall, with respect to any Fund and class thereof be approved by votes of the majority of both (i) the Trustees of the Trust and (ii) the Qualified Trustees (as defined in Section 8 herein).

Section 4. This Agreement shall, unless terminated as hereinafter provided, continue in effect for a period of more than one year after it takes effect, only for so long as such continuance is specifically approved at least annually in the manner provided in Section 3 herein for the approval of this Agreement.

Section 5.   During the existence of this Agreement, the Trust shall require the Administrator or any person authorized to direct the disposition of monies paid or payable by the Trust pursuant to this Agreement or any related agreement, shall provide to the Trustees, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made with respect to each Fund, and shall furnish the Trustees with such other information as the Board of Trustees may reasonably request in connection with payments made under the Agreement.

Section 6.   This Agreement may be terminated at any time, with respect to Shares of any Fund listed in Schedule A, without payment of any penalty, at any time by the vote of a majority of the Qualified Trustees as defined in Section 8 herein.

Section 7.   As used in this Agreement, (a) the term “Qualified Trustees” shall mean those Trustees who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Agreement or any agreements related to it, and (b) the terms “assignment” and “interested person” shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the U.S. Securities and Exchange Commission.

Section 8.   While this Agreement is in effect, the selection and nomination of those Trustees who are not interested persons of the Trust, within the meaning of Section 2(a)(19) of the 1940 Act, shall be committed to the discretion of the Trustees then in office who are not interested persons of the Trust.

Section 9.   The Trust shall preserve copies of this Agreement [and any related agreements] for a period of not less than six years from the date of this Agreement, the first two years in an easily accessible place.

Section 10.   This Agreement shall not obligate the Trust or any other party to enter into an agreement with any particular person.

Section 11.   This Agreement may be amended at any time by the Board, provided that any material amendment of this Agreement shall be effective only upon approval in the manner provided in Section 3 herein.

Section 12.   Consistent with the limitation of shareholder and trustee liability as set forth in the Trust’s Agreement and Declaration of Trust and By-Laws, each as amended and supplemented, any obligations assumed by the Trust, a class thereof pursuant to this Plan and any agreements related to this Agreement shall be limited in all cases to the proportionate ownership of the class of the affected series and its assets, and shall not constitute obligations of any shareholder of any other class of the affected series or any other class or series of the Trust.

Section 13.   If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

Dated: April 18, 2018

SCHEDULE A
to the ADMINISTRATIVE SERVICES AGREEMENT
Dated as of April 18, 2018

Each Fund will pay the Adviser the fee listed below on an annualized basis of average daily net assets attributable to the Fund:

Fund	Fee	Effective Date
SIM U.S. Core Managed Volatility Fund	0.25%	April 18, 2018
SIM Global Core Managed Volatility Fund	0.25%	April 18, 2018
SIM Global Moderate Managed Volatility Fund	0.25%	April 18, 2018
SIM Global Growth Fund	0.25%	April 18, 2018
SIM Income Balance Fund	0.25%	April 18, 2018

A-1